                                                            EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)

	Three Month Ended		Six Months Ended
	June 30,	June 30	June 30,	June 30
	2006	2005	2006	2005

Net Income	$106	$90	$224	$173

Add:
Provision for income taxes	49	48	104	89

Deduct:
Equity in profit of partnerships	(1)	(2)	(2)	(4)

Profit before taxes(1)	$154	$136	$326	$258

Fixed charges:
Interest on borrowed funds	$258	$188	$491	$361
Rentals at computed interest(2)	2	2	3	3

Total fixed charges	$260	$190	$494	$364

Profit before taxes plus fixed charges	$414	$326	$820	$622

Ratio of profit before taxes plus fixed charges to fixed charges	1.59	1.72	1.66	1.71

(1) Profit before taxes excludes equity in profit of partnerships.
(2) Those portions of rent expense that are representative of interest cost.